SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM U-3A-2

Amendment No. 1

STATEMENT BY HOLDING COMPANY
CLAIMING EXEMPTION
UNDER RULE U-3A-2 FROM THE
PROVISIONS OF THE

PUBLIC UTILITY HOLDING COMPANY
ACT OF 1935

* * * * *
File No. 69-372

Texas-New Mexico Power Company
(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its Amendment No. 1 to its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

          Exhibit A. An amended consolidating balance sheet as of the close of the 2001 calendar year.

          Exhibit B. An amended Financial Data Schedule for the period ended December 31, 2001, including Item Nos. 1, 2, and 3.

          The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of March, 2002.

Texas-New Mexico Power Company

By /s/ M. S. Cheema
  M. S. Cheema
  Sr. Vice President - Chief Financial Officer

Corporate Seal

Attest:

/s/ Paul W. Talbot
Paul W. Talbot, Secretary

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:

Paul W. Talbot, Secretary
Texas-New Mexico Power Company
P. O. Box 2943
Fort Worth, Texas 76113